JPMorgan Chase & Co.

July 2009
Pricing Sheet dated July 24, 2009 relating to
Preliminary Terms No. 12
Registration Statement No. 333-155535
Dated July 24, 2009
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities
Capital Protected Notes due July 31, 2014
Based on the Value of the S&P 500® Index

PRICING TERMS – July 24, 2009

Issuer:	JPMorgan Chase & Co.
Issue price:	$10 per note (see "Commissions and Issue Price" below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$17,582,330
Pricing date:	July 24, 2009
Original issue date:	July 31, 2009, (5 business days after the pricing date)
Maturity date:	July 31, 2014, subject to adjustment for non-business or non-trading days and certain market disruption events as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. MS-4-A-I
Interest:	None
Index:	The S&P 500® Index
Principal protection:	100%
Payment at maturity:	The payment at maturity per $10 stated principal amount will equal: ▪ $10 *plus* the supplemental redemption amount, if any, subject to the maximum payment at maturity. *If the notes are held to maturity, in no event will the payment at maturity on the notes be less than $10 or greater than the maximum payment at maturity.*
Supplemental redemption amount:	The supplemental redemption amount per $10 stated principal amount will be: ▪ $10 *times* the index performance *times* the participation rate. *In no event will the supplemental redemption amount be less than $0 or greater than $5 per note.*
Participation rate:	100%
Maximum payment at maturity:	$15 (150% of the stated principal amount) per note
Index performance:	(final index value – initial index value) / initial index value
Initial index value:	979.26, the official closing value of the index on the pricing date
Final index value:	The official closing value of the index on the determination date
Determination date:	July 28, 2014, subject to adjustment for non-trading days and certain market disruption events as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. MS-4-A-I.
CUSIP:	46625H241
Listing:	The notes will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities Inc. ("JPMSI")

Commissions and Issue Price:	Price to Public[1][2]	Fees and Commissions[2][3]	Proceeds to Company
Per Note	$10	$0.35	$9.65
Total	$17,582,330	$615,381.55	$16,966,948.45

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-17 of the accompanying product supplement no. MS-4-A-I.

(2) The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.90 per note. Please see "Syndicate Information" on page 5 of the accompanying preliminary terms for further details.

(3) JPMSI, acting as agent for JPMorgan Chase & Co., received a commission of $0.35 per $10 stated principal amount note and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("MSSB"). See "Underwriting" beginning on page PS-33 of the accompanying product supplement no. MS-4-A-I.

"Standard & Poor's®," "S&P®," "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by JPMorgan Chase & Co. The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the notes.

*The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING, RELATED PRODUCT SUPPLEMENT NO. MS-4-A-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Terms No. 12 dated June 23, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209002508/e35773fwp.pdf
Product supplement no. MS-4-A-I dated June 23, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209002506/e35704_424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.